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                           March 9, 2022

       Robert Blair
       General Counsel
       VIASAT INC
       6155 El Camino Real
       Carlsbad, California 92009

                                                        Re: VIASAT INC
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 9,
2022
                                                            File No. 000-21767

       Dear Mr. Blair:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Proxy Statement Summary
       The Companies, page 12

   1. We note within your Notice of Special Meeting of Stockholders that you define Connect
                                                        Topco Limited as
Inmarsat. However, Note 1 to the financial statements of Connect
                                                        Topco Limited also
defines Inmarsat plc as Inmarsat. Please clearly and consistently define the usage of
Inmarsat within the proxy statement, including the Proxy Statement
                                                        Summary Sheet and MD&A.
Further, we note page 89 of MD&A discloses on December
                                                        4, 2019, Inmarsat,
through its wholly owned subsidiary, Connect Bidco Limited, acquired the entire issued
ordinary share capital of Inmarsat, plc, and that Inmarsat was incorporated on March
15, 2019. Your discussion should clearly describe the acquiring entity and acquired
entity regarding Inmarsat, their formation dates,
                                                        relationships,
subsequent name changes and how they are referred to in the proxy statement, including
Connect Topco Limited, Connect Bidco Limited, Inmarsat, Inmarsat
 Robert Blair
FirstName  LastNameRobert Blair
VIASAT INC
Comapany
March      NameVIASAT INC
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         plc and Inmarsat Group Holdings Limited.

The Transaction will involve substantial costs, page 25

2. Please provide an estimate of the expected restructuring and integration costs.
Background of the Transaction, page 46

3. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, synergy estimates and termination fee. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.
4. We note your disclosure regarding the August 4, 2020 call with Barclays to discuss
         Barclays    initial estimates of the synergies of a business
combination transaction between
         Viasat and Inmarsat. Please quantify the estimate of the synergies discussions on that call.
5. We note the equity split counter proposal discussed at the October 29, 2020 meeting and your disclosures that the parties had a gap in their positions regarding ownership of the combined company. Please disclose the initial equity split proposed by Inmarsat.
Our Board of Directors' Reasons for the Approval of the Transaction and the Stock Issuance, page 57

6. Please quantify the factors highlighted in this section where applicable. For example, please quantify the expected integration and transaction costs. Certain Financial Forecasts, page 72

7. We note your disclosure that the financial projections reflect estimates and assumptions.
         Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.
8. We note your statement on page 73 that you do not assume any responsibility for the accuracy of the projections or synergies estimates. While it may be appropriate to include qualifying language, it is not appropriate to disclaim responsibility for disclosure in your proxy statement. Please revise or advise.
Inmarsat Management's Discussion and Analysis of Financial Condition and Results of
Operations,, page 89

9.       Please disclose the interest rate of the senior secured bonds.
 Robert Blair
FirstName  LastNameRobert Blair
VIASAT INC
Comapany
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       9, 2022
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Inmarsat Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 89

10. Refer to the table presentation of results of operations on page 90. As the line items
         Direct costs and Indirect Costs are non-IFRS measures, they should be removed from the selected historical results of operations under IFRS along with related discussions to be separately presented in the section of non-IFRS measures such as on page 104. In this regard, please revise the table on page 90 to include the IFRS operating costs as shown in the historical statements of operations along with relevant discussion of operating costs under IFRS. We refer you Question 102.10 of the Staff's C&DIs on Non-GAAP Financial
         Measures, issued April 4, 2018, where non-IFRS measures should be not be given more prominent disclosure than comparable IFRS measures. Please revise accordingly.

Results of Operations, page 89

11. Reference is made to your presentation and discussion of the pro forma 12-month successor period for the year ended December 31, 2019. Your pro forma comparative discussion should supplement rather than replace your discussion of your historical results of operations for the periods presented. Please be advised that pro forma discussions based upon Article 11 of Regulation S-X should not be presented with greater prominence than the discussion of historical financial statements required by
Item 303 of Regulation
         S-K. In this regard, please revise your pro forma discussion to follow the discussion of your historical results. For example, your results for fiscal 2020 should be discussed against changes to relevant historical successor and predecessor periods for fiscal year
         2019 followed by your pro forma discussion which may include a discussion of your historical fiscal 2020 results as compared to your pro forma results of fiscal 2019. Please revise accordingly.

Unaudited Pro Forma Combined Financial Information
Note 2. Consideration Transferred and Preliminary Estimated Purchase Price Allocation, page
115

12. Refer to the purchase price allocation on page 116. Please revise the allocation to conform to the illustration presented in ASC 805-10-55-41, whereby goodwill results in the excess of the assets acquired over the liabilities assumed. Your current presentation includes goodwill within the allocation of assets acquired. In addition, as Viasat has three reportable segments, please disclose the amount of goodwill to be allocated to each segment. See ASC 805-30-50-1(e).

Note 4. Transaction accounting adjustments
Pro forma Statements of Operations Transaction Accounting Adjustments, page 118
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FirstName  LastNameRobert Blair
VIASAT INC
Comapany
March      NameVIASAT INC
       9, 2022
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13. Refer to adjustment 4(j) explanation. Please expand the third sentence to also describe that these costs are nonrecurring. Refer to Rule 11-02(a)(11)(i) of Regulation S-X.

Connect Topco Limited - Audited Financial Statements
Note 5. Segmental Information, page F-41

14. We note the Group has identified its global mobile satellite communications services to customers as the only operating segment, and that the chief operating decision makers
         ("CODM"), your board of directors, reviews the Group's financial reporting and approves those proposals for the allocation of the Group's resources. Given that the Group's revenue has been categorized into four business units for which revenue has been disclosed for each, please tell us how you concluded that you have one operating segment, and also tell us whether you have aggregated these business units into one reportable business segment. Please describe for us the information regularly provided to the CODM and how frequently it is prepared and the level of information used for budgets and budget-to-
         actual comparisons. Further, tell us the titles and roles of individuals who report to the
         CODM, how often the CODM meets with their direct reports, the financial information the CODM reviews to prepare for these meetings, and the financial information discussed. Your response should address IFRS No. 8, paragraphs 5 through 13, and 22.

15. Also we note disclosure in MD&A, pages 89 and 90, that direct costs and indirect costs are alternative performance measures used by the directors and management to understand the underlying financial performance of the Inmarsat Group, and that analyzing costs as direct and indirect costs is how management internally reviews performance and makes subsequent business decisions. Please tell us and disclose the performance measure used by the CODM to assess financial performance of the Group's business units, or if applicable, the results in the aggregate. Your response should address IFRS No. 8, paragraphs 23, and 25 through 27.

General

16. We note that you plan to issue shares of your common stock in connection with the transaction if it is approved. Please advise us of the exemption from the Securities Act that you are relying upon and provide an analysis supporting the use of such exemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Jean Yu,
Staff Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985,
 Robert Blair
VIASAT INC
March 9, 2022
Page 5

or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



FirstName LastNameRobert Blair                            Sincerely,
Comapany NameVIASAT INC
                                                          Division of
Corporation Finance
March 9, 2022 Page 5                                      Office of
Manufacturing
FirstName LastName